Santaro
Santaro Interactive Entertainment Company
901C, 9th Floor, Building 4, Courtyard 1
Shangdi East Road, Haidian District, Beijing 100025

Securities and Exchange Commission
Jaime G. John, Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628

Re: Form 8-K, Filed January 13, 2011, File No. 333-165751

January 26, 2011

Dear Ms. John,

We are in receipt of your letter dated January 18, 2011 regarding our Form 8-K filed with the Commission on January 13, 2011.  We respond as follows:

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
The Registrant confirms that for the period from November 3, 2010 through January 10, 2011, Registrant engaged both Child, Van Wagoner & Bradshaw, PLLC and Bernstein & Pinchuk, LLP; and Registrant has amended its 8-K to clarify this disclosure.

2.
Registrant has amended its Form 8-K to disclose whether there were any disagreements or reportable events, as described in Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively, of Regulation S-K, with Child, Van Wagoner & Bradshaw, PLLC, during the two most recent fiscal years and subsequent interim period through the date of dismissal.  Registrant has specified the time frame that is covered by its disclosure.

3.
Registrant has amended its filing to include the disclosure required by Item 304(a)(2)(i) and (ii) of Regulation S-K.  Registrant has ensured that its disclosure covers the two most recent fiscal years and subsequent interim period through engagement.

4.	Registrant has included an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K, in Registrant’s amended Form 8-K.

The Registrant acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

(2) SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

We thank you for your comments, questions, and your assistance with ensuring compliance with the applicable disclosure requirements.  If you have any questions please contact us through our corporate counsel, Befumo & Schaeffer, PLLC, at 202-973-0186.

Sincerely,

/s/Zhilian Chen	1/26/2011
Zhilian Chen	Date